UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

FSI International, Inc.

(Name of Subject Company)

FSI International, Inc.

(Name of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

302633102

(CUSIP Number of Class of Securities)

Donald S. Mitchell

Chairman and Chief Executive Officer

FSI International, Inc.

3455 Lyman Boulevard

Chaska, Minnesota 55318-3052

(952) 448-5440

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402-3901

(612) 766-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on August 27, 2012 by FSI International, Inc. (“FSI”). The Statement relates to the cash tender offer by RB Merger Corp., a Minnesota corporation, and indirect wholly-owned subsidiary of Tokyo Electron Limited, a Japanese corporation, to purchase all of FSI’s outstanding shares of common stock, no par value, at a purchase price of $6.20 per share in cash, net to the seller of such shares, without interest and subject to any required withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated August 27, 2012 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto.

The information set forth in the Statement remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8.	Additional Information

(1) Item 8 of the Statement is hereby amended and supplemented by adding the following as the last two sentences of the subsection entitled “Antitrust Laws – Foreign Antitrust Laws – Taiwan Antitrust Laws”:

“On September 19, 2012, TEL received notice from the TFTC that it will not exercise jurisdiction over the transactions contemplated by the Merger Agreement and will refrain from initiating an in-depth investigation. Accordingly, the condition to the Offer relating to obtaining approval of the TFTC has been satisfied.”

(2) Item 8 of the Statement is hereby amended and supplemented by adding the following as the last two sentences of the subsection entitled “Antitrust Laws – Foreign Antitrust Laws – Israel Antitrust Laws”:

By decision dated September 11, 2012, the Restrictive Trade Practices Commissioner notified TEL and the Company of its consent to the Merger. Accordingly, the condition to the Offer relating to obtaining the approval of the Restrictive Trade Practices Commissioner has been satisfied.”

(3) Item 8 of the Statement is hereby amended and supplemented by replacing the last sentence of the subsection entitled “Antitrust Laws – National Security Regulations” with the following:

“On August 27, 2012, TEL and the Company filed a voluntary pre-filing notice with CFIUS pursuant to Exon-Florio and its implementing regulations. On September 6, 2012, TEL and the Company filed a Joint Voluntary Notice with CFIUS. CFIUS has 30 calendar days from the date after it accepts the Joint Voluntary Notice to review the transaction and decide whether to initiate an additional 45-day investigation. On September 10, 2012, CFIUS accepted the Joint Voluntary Notice. Accordingly, unless CFIUS takes any action, the 30 calendar day review period will conclude no later than October 9, 2012.”

Item 9.	Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding thereto the following exhibit:

“(a)(1)(K) Text of press release of TEL announcing extension of Tender Offer, dated September 25, 2012 (incorporated by reference to Exhibit a(1)(I) to Amendment No. 4 to Schedule TO filed by TEL and Purchaser on September 25, 2012)”

ANNEX I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

The Statement is hereby amended and supplemented by replacing the third sentence of the third paragraph of “Annex I – Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder” with the following:

“The Offer is scheduled to expire at 12:00 midnight, New York City Time, on Wednesday, October 10, 2012 (unless the Offer is extended), at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not withdrawn.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

/s/ Patricia M. Hollister
Name: Patricia M. Hollister Title: Chief Financial Officer Date: September 25, 2012